

January 14, 2011

Clarence Cottman, III
Chief Executive Officer
NiMin Energy Corp.
1160 Eugenia Place, Suite 100
Carpinteria, California 93013

> **Re: NiMin Energy Corp.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed December 23, 2010**
> **File No. 0-54162**

Dear Mr. Cottman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Statements of Operations, page F-3

1. We note your disclosure in footnote 3 to Table No. 6 at page 32, explaining that your total production costs are exclusive of production taxes; and it appears that you have net production and severance taxes against revenues in your Statement of Operations. If this is correct, we expect that you would need to amend your Statement of Operations to include production and severance taxes along with your production costs to comply with FASB ASC paragraph 932-235-50-4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director